1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

November 5, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Brooge Holdings Ltd

Registration Statement on Form F-4

Filed September 27, 2019

File No. 333-233964

Dear Mr. Dougherty:

On behalf of Brooge Holdings Limited (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 24, 2019, regarding the Registration Statement on Form F-4 submitted to the Commission on September 27, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

Form F-4 filed September 27, 2019

Industry and Market Data, page ii

1.	You disclose that the IHS Markit materials “were commissioned by BPGIC and/or an affiliate of BPGIC.” Accordingly, please file a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act. Also, please provide us with a copy of the materials.

In response to the Staff’s comment, the Company has filed a consent as Exhibit 23.6 to the Registration Statement in compliance with Rule 436 of Regulation C and Section 7 of the Securities Act. As requested, a copy of the materials have also be sent to the Staff supplementally.

Mr. Kevin Dougherty

November 5, 2019

Background of the Business Combination, page 80

2.	In the discussion of the October 15, 2018 meeting of Mr. Edwards with a representative of RBC, please clarify why RBC believed BPGIC satisfied Twelve Seas’ desired company profile for a target.

Based on information provided by Twelve Seas Investment Company (“Twelve Seas”), the Company hereby advises the Staff that RBC is not, and has not acted in the capacity as, an advisor to Twelve Seas and that Twelve Seas has not sought RBC’s reasons for their belief that BPGIC satisfied Twelve Seas desired company profile for a target. In the discussion between Mr. Edwards and a representative of RBC, Mr. Edwards simply provided the criteria for a target which Twelve Seas sought, namely the characteristics of the types of deals the management of Twelve Seas believed was in the best interests of the Company, including relative size, industries and regions.

The Company has added additional disclosures on page 83 of the Registration Statement in response to the Staff’s comment.

3.	Revise to enhance your discussion of the valuation process. For example, with regard to the December 8, 2018 valuation, please quantify and explain how RBC determined this initial preliminary evaluation. Similarly, explain what factors the company considered in ultimately deciding to present a revised offer to BPGIC with an increased valuation on March 7, 2019, and quantify the increased valuation.

Based on information provided by Twelve Seas, the Company hereby reiterates to the Staff that RBC did not act, and was not hired to act, as an advisor to Twelve Seas or the Company. Rather, RBC provided public market comparables and a generic valuation analysis based on assumptions of financial performance of terminals of the BPGIC’s publicly disclosed size.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement to more accurately reflect RBC’s input as described above as well as to explain what factors Twelve Seas considered in presenting a revised offer to BPGIC and quantifying the increased valuation.

4.	After Twelve Seas presented a revised letter of intent on March 13, 2019, you disclose various further negotiations up until the time the Twelve Seas board of directors approved an updated version of the Business Combination agreement with revised deal terms on April 12, 2019. Please disclose the material changes to the deal terms that the Twelve Seas board ultimately approved on April 12, 2019.

In response to the Staff’s comment, based on information provided by Twelve Seas, the Company has revised the disclosure on page 86 of the Registration Statement.

5.	At page 83, you indicate that “a senior manager of BPGIC sent Mr. Cannon a five-year financial forecast for BPGIC” on April 7, 2019. Please expand the disclosure at page 85 to present the material projections for the entire five-year period.

The Company hereby advises the Staff that the referenced five-year financial forecast is not relevant as it did not include BPGIC’s Phase III, which is now described throughout the Registration Statement. The Company believes that the figures currently disclosed in the Registration Statement are appropriate and to disclose the five-year financial forecast described on page 85 would be confusing and possibly misleading for investors.

Mr. Kevin Dougherty

November 5, 2019

Certain U.S. Federal Income Tax Considerations, page 90

6.	At page 99, you state that “disclosure in this section, in so far as it relates to matters of U.S. federal income tax law, constitutes the opinion of Ellenoff Grossman & Schole LLP.” At page 92, you state that the merger and share exchange is “intended” to qualify as an exchange described in Section 351 of the Code; however, “there can be no assurance” that the IRS will not successfully challenge this position. You further state that the exchange would then be taxable and that there would be materially different consequences. Please ask counsel to provide, or to explain why it cannot provide, a “will” opinion. In that case, ask counsel to describe the degree of uncertainty in the opinion. Lastly, the company may state which position it intends to take if challenged by the IRS. See Section III.C.4 of Staff Legal Bulletin 19 (October 14, 2011).

In response to the Staff’s comment, the Company has revised disclosures on pages 94 and 95 of the Registration Statement. As the revised disclosure indicates, counsel will provide a “will” opinion as Exhibit 8.1 to the Registration Statement.

Unaudited Pro Forma Combined Financial Information, page 101

7.	We note that Scenario 4 depicts the maximum redemption amount which is derived on the basis that the combined entity will be required to have at least $5 million in net tangible assets following the Transactions. Please provide additional quantitative analysis in support of the $5 million calculation of net tangible assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Registration Statement to include additional quantitative analysis in support of the $5 million calculation of net tangible assets for the relevant scenarios.

8.	We note that certain scenarios depict a private investment of $150 million. Please tell us how you determined that the expected private investment of $150 million met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

In response to the Staff’s comment, the Company hereby advises the Staff that the expected private investment of $150 million meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X based on the following:

●	Executed engagement letter between Twelve Seas and RBC in connection with the private investment offering;
●	Investor Presentation being used by RBC in discussions with potential private investors that shows an intended raise of $150 million (see presentations supplementally provided in response to Staff’s comment 16 below);
●	RBC’s latest internal marketing overview presentation that was presented to Twelve Seas and BPGIC on October 24, 2019, which showed that BPGIC management met with approximately 70 investors since June 2019 and nearly a third of such investors showed interest in the private investment; and

Mr. Kevin Dougherty

November 5, 2019

●	Given the above evidence, the Company believes that the $150 million of private investment will materialize and that more concrete supporting evidence, such as committed orders by private investors, will be available by the effective date of the Registration Statement to definitively show that the $150 million of private investment has been secured. At the same time, as long as the Company can obtain commitments from existing Twelve Seas shareholders not to redeem their shares such that $125 million of Closing Net Cash can be guaranteed, the Company has the option not to execute the private investment and instead close the Business Combination with only the cash in the trust account as presented in scenario 3 and 4 in the Registration Statement.

9.	We note that Scenario 1 presented in your pro forma financial statements reflects an adjustment assuming a $150 million private investment. However, the column headings for Scenario 1 included in the pro forma financial statements reference a $125 million private investment. Please revise the column headings accordingly.

In response to the Staff’s comment, the Company has revised the column headings of the pro forma financial statements in the Registration Statement.

10.	Please tell us how you considered presentation of the pro forma financial statements depicting a scenario where the Seller elects to receive a portion of the consideration as cash up to 40% of the closing net cash and the Twelve Seas’ shareholders also elect maximum redemption of their shares. To the extent the Seller’s ability to elect the maximum cash option is constrained in the event the Twelve Seas’ shareholders elect maximum redemption, please include related disclosure.

In response to the Staff’s comment, the Company has added scenario 4 in the pro forma financial statements presented in the Registration Statement to depict the scenario where:

●	There is no private investment;

●	Twelve Seas’ shareholders elect maximum redemption of their shares, up to the point where there is $125 million of Closing Net Cash after giving effect to the payments made to the redeeming shareholders but prior to any Cash Election; and

●	The Seller, in accordance with the Business Combination Agreement, elects the Cash Election (i.e., to receive 40% of the Closing Net Cash in lieu of shares at a per share value equal to the redemption price).

With regards to the Staff’s comment about the extent the Seller’s ability to elect the maximum cash option is constrained in the event the Twelve Seas’ shareholders elect maximum redemption:

●	In all scenarios presented and considered by the Company, the underlying assumption was that the Business Combination would only be consummated if the minimum cash condition of $125 million of Closing Net Cash, excluding any cash election by the Seller, was met.

●	In all scenarios where the minimum cash condition was met, the Seller’s ability to elect the maximum cash option would not be constrained by any level of redemptions from Twelve Seas’ shareholders.

Mr. Kevin Dougherty

November 5, 2019

BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Note About Non-IFRS Financial Measures, page 176

11.	We note you define Adjusted EBITDA as profit (loss) before finance costs, income tax expense, depreciation and adjusted for certain selected items. If true, please revise the first bullet in the fourth paragraph to indicate Adjusted EBITDA does not reflect finance costs.

In response to the Staff’s comment, the Company has revised the first bullet in the fourth paragraph on page 180 of the Registration Statement to indicate that Adjusted EBITDA does not reflect finance costs.

Management of Pubco Following the Business Combination, page 191

12.	After the business combination, it appears that Nicolaas Paardenkooper will also be the chief executive officer of BPGIC Holdings Limited. Please disclose this and any other material position or office here. Also, consider providing additional context for your references to his “nautical and maritime educational background” as well his “dedicated oil and gas mid and downstream diplomas.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 195 and 196 of the Registration Statement.

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of Twelve Seas, page 199

13.	Please ensure that the table sets forth each person known by Twelve Seas to be the beneficial owners of more than 5% of Twelve Seas outstanding ordinary shares as of the date of the proxy statement/prospectus. In that regard, we refer you to the Schedules 13G filed on August 19, 2019 and March 29, 2019.

In response to the Staff’s comment, the Company has revised the beneficial ownership table on pages 202 and 203 of the Registration Statement.

Annex A: Business Combination Agreement, as amended, page A-1

14.	The agreement you provide as part of the proxy statement - prospectus omits the schedules. Please confirm to us that none of the omitted schedules includes information that would be material to investors or were not otherwise disclosed in the agreement or the filing per Item 601(a)(5) of Regulation S-K. Also summarize for us in detail the contents of Schedules 6.25(a), 6.25(b), and 6.25(c) in your response.

In response to the Staff’s comment, the Company hereby confirms that it does not believe that any of the information in the omitted schedules would be material to investors or were not otherwise disclosed in the agreement or the Registration Statement.

Mr. Kevin Dougherty

November 5, 2019

The Staff is also advised that there was nothing disclosed in Schedules 6.25(a), 6.25(b) and 6.25(c) (i.e., each schedule stated “None”).

Annex C: Form of Proxy for Twelve Seas Investment Company Extraordinary General Meeting,

15.	Please present separately on your form of proxy each provision in Pubco’s organizational documents that represents a material change from Twelve Seas’ organizational documents if the change would require approval of Twelve Seas shareholders under state law, the rules of a national securities exchange, or the Twelve Seas organizational documents if proposed to be made directly in its own organizational documents. We note for example the increase in authorized shares disclosed on page 5. For guidance, see Question 201.02 of the Division of Corporation Finance’s “Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context)” available on the Commission’s website.

The Staff’s comment is duly noted. We understand the Staff’s views regarding unbundling of charter amendment proposals and that a registrant may not circumvent a separate vote on proposals by merely creating a new entity and effecting amendments by means of a merger. However, we believe that the circumstances relating to the Twelve Seas business combination are distinguishable from the foregoing, for the following reasons:

●	Unbundling represents, as we understand, an effort to assure that shareholders have a vote on each material change to a charter, with the charter amendment as adopted being based on the results of each individual vote. However, providing for a separate vote with respect to the Company’s charter would, we believe, serve no useful purpose, insofar as the shareholders of Twelve Seas will be voting on the business combination itself, and the failure to separately approve any proposed change to the charter would be contrary to the terms of the business combination agreement and result in the failure to close the business combinations (even when the shareholders have separately approved the business combination). Each of the aspects of the business combination is therefore part of the business combination vote, including not only accepting the charter provisions of the Company, but the valuation and exchange ratios associated with the business combination, the terms and timing of payments to the sellers, the corporate structure of the Company, the change of control to be effected by the business combination, and the identity of the directors and management of the Company going forward. Most significantly, the business combination will involve a decision by Twelve Seas shareholders to cease to be a special purpose acquisition company and instead to become an operating company engaged in the business activities in which BPGIC is currently engaged. The transaction is more in the nature of a sale of Twelve Seas to a third party (the BPGIC shareholders) than to a reorganization solely within the control of Twelve Seas.

●	The organization of the Company was not simply within the discretion of Twelve Seas, but was integral to the overall negotiation between Twelve Seas, BPGIC and the other parties to the business combination. Therefore, the provisions of the Memorandum and Articles of Association of the Company reflect the basis upon which BPGIC intends to operate following the business combination. We note that, following the business combination, the current shareholders of BPGIC will control the Company, and not the shareholders of Twelve Seas.

Mr. Kevin Dougherty

November 5, 2019

●	Unlike a situation where a charter amendment proposal is submitted for approval to the shareholders of a company, where the consequence if the proposal was not approved would be for the pre-existing provision to remain in effect, there is no default circumstance in the current situation. Twelve Seas shareholders are simply being asked to either approve the business combination on the negotiated terms (which includes the Company charter as described in the Registration Statement), or to vote against the business combination proposal as a whole. If there are any changes being made to the Company’s charter, under Cayman Islands law the Twelve Seas shareholders have no authority and cannot vote to amend the Company’s charter. Any such amendment would need to be approved by the Company’s sole shareholder.

For the above reasons, the Company respectfully submits that the request by the Staff that there be a separate vote by the Twelve Seas shareholders on specific aspects of the Company charter should not be applicable to the proposed transaction.

General

16.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

In response to the Staff’s comment, the Company has supplementally provided you with a copy of the Company’s investor presentation. No other written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized to do so on its behalf, have been presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company hereby advises the Staff that it will supplementally provide the Staff with copies of any additional such materials it presents to potential investors in the future.

We thank the Staff in advance for its review and consideration of the Registration Statement. If you have further comments or questions regarding the foregoing, please contact the undersigned at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Benjamin S. Reichel

cc: Meclomen Maramot